FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

SADIA S.A.
CNPJ/MF NO.No. 20.730.099/0001-94
A PUBLICLY-HELD COMPANY
NIRE: 42300025747

EXCERPT FROM MINUTES NUMBER 169 OF SADIA S.A. BOARD OF DIRECTORS  EXTRAORDINARY MEETING, HELD ON JULY 6, 2009

On the sixth day of July of the year two thousand and nine, at 02:00 p.m., at its facilities at Rua Fortunato Ferraz No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Luiz Fernando Furlan, and upon a verification of compliance with the provisions of Article 16 of the Bylaws, the meeting was called to order to discuss the following:

6. DISPOSAL OF THE EQUITY INTEREST IN INVESTEAST LMITED:

Based on the proposal submitted by the Executive Board and in conformity with articles 17, paragraph VIII, subitem b, and article 36, of the Bylaws, and subject to ratification by the Extraordinary General Meeting of Shareholders to be called for approval of the corresponding resolution, the Board of Directors authorized the Executive Board to negotiate and to enter into an agreement to sell, on behalf of Sadia GmBH ("Subsidiary"), a subsidiary of this Company, its equity interest, representing 60% of the capital, in Investeast Ltd. ("Shares"), a joint venture headquartered in Cyprus and holder of the total shares issued by Concordia Ltd. ("Concordia"), for the certain and agreed price of US$77,500,000.00 ("Selling Price"), to its partner in the aforementioned business, Fomanto Investments Ltd. ("Fomanto"), within the conditions established in the Memorandum of Understanding executed by the parties on March 3, 2009 ("Memorandum of Understanding"), as informed to the market in the Material Fact dated June 5, 2009, published in the newspapers "A Notícia" (Joinville-SC) and "O Estado de São Paulo" on June 6, 2009 and in the "Diário Oficial do Estado de Santa Catarina" on June 8, 2009 ("Sale"). The Sale will be negotiated in accordance with the following terms:

•

The Selling Price will be paid in 5 installments, as follows: (i) the first and second installments, in the amount of US$7.5 million and US$10 million, respectively, at the time of execution of the documents required to formalize the Sale ("Date of Execution"); (ii) US$20 million on December 30, 2009; (iii) US$20 million on April 30, 2010; and (iv) US$20 million on October 30, 2010, whereby the payments of the third, fourth and fifth installments will be subject to the Release of Obligations as follows:

•

Conventional interest of 15% p.a., levied on the third, fourth and fifth installments of the Selling Price, as of the Date of Execution.

•

If the Release of Obligations is not obtained from IFC, the first and second installments will not be reimbursed. In any other case, the first installment will not be reimbursed.

•

Guarantee of payment of the Selling Price: (i) personal guarantee to be provided by Messrs. Victor Linnik and Alexander Linnik, in the amount of US$17.5 million, to be effective until the settlement of the first and second installments of the Selling Price; and (ii) pledge of Shares, to be effective from the date of transfer of the Shares to the date of settlement of the fifth installment of the Selling Price.

•

Completion of negotiations related to the definitive Sales Agreements and their execution.

•

Consent of International Finance Corporation ("IFC"), due to the financing obtained by Concordia for the construction of its industrial plant, as a condition for the completion of this Sale. The formalization of the aforementioned consent will require the release and discharge of the Subsidiary, of the Company and of any of its affiliates from all financial obligations or other obligations or liabilities of any nature that Concordia may have in relation to IFC, Fomanto and any of its affiliates ("Release of Obligations").

•

A four-month period of time to obtain the Release of Obligations, counted as from the date of execution of the specified agreements and contracts. In the event that the Release of Obligations is not obtained within the above period of time Fomanto will pay in advance the loans made by IFC.

•

A free of charge license granted on behalf of Concordia to use the "Sadia" trademark in accordance with the provisions of the General Policy of Use of the Sadia Trademark, in the manufacturing of products at the Kaliningrad plant, for a 12-month period, counted as from March 5, 2009.

•

Termination of the current distribution agreements relating to "in-natura" and processed products, which are effective up to December 31, 2010, entered into between the Company and any of its subsidiaries, on the one hand, and Fomanto and any of its related parties, on the other hand.

•     Execution of new distribution agreements relating to "in-natura" and processed products, to be entered into between the Company and any of its subsidiaries, on the one hand, and Fomanto and any of its related parties, on the other hand.

  There being no further business, the meeting was adjourned to prepare these minutes, which were then signed by all Board members present.

São Paulo-SP, July 06, 2009

/s/ Luiz Fernando Furlan (Chairman); Cássio Casseb Lima, Celso Clemente Giacometti, Diva Helena Furlan, Eduardo Fontana d'Avila, Manoel Ferraz Whitaker Salles, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, Roberto Faldini, Vicente Falconi Campos.

I certify that this excerpt is a faithful copy of Minutes No. 169, transcribed on pages 118 to 121 of the Book of Minutes No. 6 of Sadia S.A. Board of Directors.

/s/ Delmir Antonio Dal Cim

Secretary